CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

November 17, 2021

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Post Qualification Amendment on Form 1-A

Filed November 1, 2021
File No. 024-11020

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated November 16, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post Qualification Amendment on Form 1-A

General

1.	We note the statements on your website at https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. We also note your statement that RAD Diversified offers monthly distributions, a 5% bottom-line guarantee. Please reconcile these statements with the disclosure provided in your amended Form 1-A, including your financial statements for the applicable periods. Explain the basis for your statement regarding a 5% bottom line guarantee.

The Company has updated its website to clarify that that it had declared a 5% dividend for 2020, as previously disclosed in its Current Report on Form 1-U filed on April 15, 2020, and as previously disclosed in the Summary section of the Offering Statement under the title “March 2020 Declaration of Distributions.” The Company bases its statements regarding the annualized return on the difference between the offering price at a given date and the offering price 12 months later based on calculation of its NAV. The offering price of the Company’s shares at January 1, 2020 was $10.00 per share. At January 1, 2021, the NAV and subsequent offering price was $13.67, representing an increase of 36.7%. On November 1, 2020, the offering price in effect was still $13.67 and had increased to $18.52 as of November 1, 2021, which represents an increase of 35.48%.

Financial Statements, page F-1

2.	We note you appear to have provided interim financial statements for the period ended June 30, 2020. Please provide interim financial statements for the period since December 31, 2020 as required by Form 1-A. Refer to Items (b)(3)(B) and (b)(5) of Part F/S of Form 1-A for guidance

The Company has revised the Offering Statement to include the financial statements required by Form 1-A.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609